UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
For August 18, 2009
Commission File Number: 000-51672
FreeSeas Inc.
89 Akti Miaouli & 4 Mavrokordatou Street
185 38 Piraeus, Greece
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

     On August 17, 2009, FreeSeas Inc. (the “Company”) announced new charters for three of its vessels, the M/V Free Envoy, the M/V Free Hero, and the M/V Free Impala. The Company also announced the availability of its Annual Report for the year ended December 31, 2008 through its website.
     On August 18, 2009, the Company announced that it has agreed to purchase a Handysize vessel from an unaffiliated third party for approximately $11,000,000.00.
     A copy of the related press releases are attached hereto as Exhibits 99.1 and 99.2 and are incorporated herein by reference.

     This report on Form 6-K and the exhibits attached hereto are incorporated by reference into the Registrant’s Registration Statements on Form F-3, Registration No. 333-145098 and 333-149916.
SUBMITTED HEREWITH:

Exhibit

99.1	Press Release dated August 17, 2009.

99.2	Press Release dated August 18, 2009.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereto duly authorized.

FreeSeas Inc.

Date: August 18, 2009

By:	/s/ Ion G. Varouxakis
	Name:	Ion G. Varouxakis
	Title:	Chief Executive Officer and President

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